OLD MUTUAL | plc
5th Floor, Old Mutual Place, 2 Lambeth Hill, London EC4V 4GG
Tel +44 (0)20 7002 7000 Fax +44 (0)20 7002 7200 www.oldmutual.com


05005392

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington, D.C. 20549
USA


SUPPL

12 January 2005

Attention: Special Counsel/Office of International Corporate Finance

Dear Sirs

Old Mutual plc – File No. 82-4974

In accordance with the exemption of Old Mutual plc ("OM plc") pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934 under the above file reference number, I am enclosing herewith copies of the following material press releases or other material public documents issued by OM plc or its subsidiaries since our letter to the SEC dated 2 November 2004:

- Trading update by Nedcor Ltd dated 11 November 2004 for the 9 months ended 30 September 2004;
- Trading update by OM plc dated 17 November 2004 for the 9 months ended 30 September 2004;
- Announcement by OM plc dated 9 December 2004 of the notifiable interest in the Company of Barclays PLC;
- Announcement by OM plc dated 17 December 2004 of the intended retirement from the Board of Mike Levett, and the succession of Chris Collins, as Chairman, both with effect from 11 May 2005.

Yours faithfully

M C Murray
Group Company Secretary
Old Mutual plc


JAN 2 4 2005

Share interests

Old Mutual plc (the "Company") announces that on 9 December 2004 it received the following two notices:

- notice dated 2 December 2004 that the notifiable interest at that date, for the purposes of Part VI of the UK Companies Act 1985, of Barclays PLC ("Barclays") in ordinary shares of 10p each in the Company, had reduced below 4.0%, to 3.97%, represented by an aggregate holding of 152,812,051 shares; and
- notice dated 3 December 2004 that Barclays' notifiable interest in the ordinary share capital of the Company at that date had again increased above 4.0%, to 4.02%, represented by an aggregate holding of 154,797,616 shares.

The Company has been informed by Barclays that its shareholding at 3 December 2004 was held through the following entities:

Barclays Capital Securities Ltd	766,303
Barclays Global Investors, N.A.	27,079,196
Gerrard Limited	43,123
Barclays Global Investors Australia Ltd	1,308,112
Barclays Global Investors Ltd	112,798,851
Barclays Private Bank Ltd	3,750
Barclays Global Investors Japan Ltd	2,436,119
Barclays Global Investors Japan Trust & Banking	721,886
Barclays Global Fund Advisors	661,740
Barclays Private Bank and Trust Ltd	27,500
Barclays Life Assurance Co Ltd	8,951,036

9 December 2004

Enquiries:

Old Mutual plc UK
Miranda Bellord +44 (0) 20 7002 7133

Old Mutual plc SA
Nad Pillay +27 (0) 82 553 7980

NEWS RELEASE


RECEIVED
JAN 2 4 2005

NEWS RELEASE

Appointment of new Chairman

Old Mutual plc announces that the Company's Chairman, Mike Levett, has confirmed his intention to retire from the Board at the conclusion of the Annual General Meeting on 11 May 2005.

Mike Levett has been with the Old Mutual Group for 46 years.

He has been Chairman of Old Mutual plc since the demutualisation and listing of the Group in 1999. He had previously been Chairman and Chief Executive of the predecessor mutual entity, the South African Mutual Life Assurance Society from 1990.

During his period as Chairman of Old Mutual plc, he has led the Group's transformation from its South African roots into a leading international financial services company with operations in the UK, the USA and the Far East, in addition to its major life assurance, short term insurance, banking and investment businesses in South Africa. Old Mutual now has one-third of its business in the USA and some fast growing businesses in the UK.

The Company is also pleased to announce that Christopher Collins has agreed to succeed Mike Levett as Chairman of the Board at the end of the AGM on 11 May 2005.

Chris Collins (64) is currently the Senior Independent Director, having been a director of the Company since 1999, and is an experienced FTSE 100 Chairman. In April 2005, prior to taking up this appointment, he will step down as Chairman of Hanson plc, a role he has held since 1998. He was previously Executive Vice Chairman while the company transformed from a diversified conglomerate into a focused building materials company. He is also a director of Forth Ports PLC, Alfred McAlpine PLC and The Go-Ahead Group plc.

Chris Collins said:

"Following Mike Levett as Chairman of Old Mutual is a great honour. He has made an immense contribution to the growth of the company into the international Group it is today. I very much look forward to playing my part in the next stage of the company's growth both in South Africa and around the world".

17 December 2004

NEWS RELEASE

Enquiries:

Old Mutual plc UK
James Poole +44 (0) 20 7002 7000
Miranda Bellord +44 (0) 20 7002 7133

Old Mutual plc SA
Nad Pillay +27 (0) 82 553 7980

Notes to Editors:

Mike Levett B.Com., D.Econ.Sc. (hc), FIA, FFA, FASSA

Non-executive Chairman, having previously held the role of Chairman and Chief Executive until October 2001. He has also been Chairman of the Nomination Committee since February 2003. He joined the Group in 1959. He is a non-executive director of Barloworld Limited, Central Africa Building Society, Mutual & Federal Insurance Company Limited, Nedcor Limited, Old Mutual South Africa Trust plc and SABMiller plc.

Christopher Collins FCA

Non-executive director of the Company since March 1999 and became the senior non-executive director in February 2003. He chairs the Remuneration Committee. He has been Chairman of Hanson PLC since 1998, having previously been Vice-Chairman from 1995. His international experience includes working as a Hanson PLC representative in Australia. He is Chairman of Forth Ports PLC and a non-executive director of The Go-Ahead Group plc and of Alfred McAlpine PLC.

Downloadable photographs are available at
http://www2.oldmutual.com/Media/media_resources/photo_library/index.jsp

For further details about Old Mutual plc visit www.oldmutual.com

OLD MUTUAL | plc

NEWS RELEASE

Trading update for the nine months to 30 September 2004

Positive operating performance across Old Mutual

- Funds under management £133.6 billion, R1,562 billion at 30 September 2004 (£125.3 billion, R1,495 billion at 31 December 2003)

- Total APE* life sales for the nine months to 30 September 2004 of £397 million, R4,733 million (30 September 2003: £376 million, R4,743 million)

- Positive trends in South African unit trust sales (up 27% compared to 2003) and Individual Life sales (up 17% in the third quarter compared to the average of the first half of 2004)

- Nedcor expectations for headline earnings and recovery programme both on track

- Continued impressive underwriting performance at Mutual & Federal

- Life sales in the USA strong, with APE up 31% to $366 million for the nine months to 30 September 2004

- US asset management net cash flow increased 70% to $8.5 billion for the nine months to 30 September 2004 and retail initiative launched

- New highs for Selestia, with gross sales of £309 million for the nine months to 30 September 2004, compared to £144 million for the nine months to 30 September 2003

*Annual Premium Equivalent

Commenting on trading, Jim Sutcliffe, Chief Executive, said:

"Positive performances across each of our businesses have contributed to Old Mutual's improved results so far in 2004. The momentum seen in the first half has been sustained as we have made progress with our declared strategy. Nedcor's recovery is expected to be steady and our US businesses are well positioned to continue to grow. We expect to maintain this positive momentum into 2005."

NEWS RELEASE

Life and asset management business – South Africa

Client funds under management at 30 September 2004 totalled R297 billion, an increase of 10% over the comparative position in 2003 (R270 billion). Strong equity markets were the primary reason for this increase, supplemented by a small net positive cashflow from clients.

In South Africa, overall sales improved in the third quarter, with strong sales of unit trusts (which were 27% ahead of the equivalent period in 2003), an improving trend in Individual Life business (up 17% compared to the average of the first half of 2004), but lower levels of Group business (down 48% on the equivalent period in 2003).

Lump sum unit trust sales for the nine months of R4,570 million, (R3,605 million for the nine months to 30 September 2003) benefited from good investment performance on top of general market buoyancy.

There was a welcome improvement in Individual Life recurring premium sales in the third quarter of 2004, 23% higher than the average for the first half of 2004. Individual Life recurring premium sales for the nine months to 30 September 2004 at R1,371 million remained 2% lower than the equivalent period in the prior year. Individual Life single premium sales at R4,619 million for the nine months ended 30 September 2004 continued at a similar level to the first half of the year, but were 10% higher in the nine months compared to the equivalent period in 2003.

The low level of Group business sales seen in the first half of the year continued, with no improvement in the third quarter. Group single premiums of R1,496 million (2003: R3,737 million) for the nine months to 30 September 2004 were 60% lower than in the equivalent period last year.

The value of new life business was R458 million on total life APE sales of R2,115 million for the nine months to 30 September 2004, 5% behind the equivalent period in the prior year, but with slightly higher margins (22% compared to 20%).

Continued focus on growing distribution has resulted in increases in our PFA (Personal Financial Advisors) sales force by 9% to 2,512 during the nine months to 30 September 2004. The launch of *Masthead* for the broker market is designed to strengthen the position of independent brokers, who remain a key channel. Over 2,000 brokers have already signed up, which is in excess of our target. Our new investment product, *Max Investments*, has been launched.

Banking – South Africa

Nedcor issued a trading update on 11 November 2004, the full text of which can be accessed on Nedcor's website,
http://www.nedcor.com/economic_pdfs/nedor_tradingupdate_november2004.pdf

Nedcor's trading performance for the nine months has continued to be in line with management's expectations.

Net interest income (NII) has continued to benefit from the improved funding profile and hedging strategies. NII also improved with the uplift created from the rights offer cash received in May, reduced funding drag as a result of the banking book being relatively interest rate-neutral following the hedging strategy, the sale of non-core investments reported in August and the repatriation of certain foreign capital. The result has been an increase in margin to 3.13% for the nine months to 30 September 2004 (2003: 2.86%). NII for the nine months to 30 September 2004 increased by 8% to R5.6 billion (2003: R5.2 billion).

Non-interest revenue (NIR), while still anticipated to be lower in 2004 than the level achieved last year, has shown an improvement since June, with deal flow having increased during the quarter. Exchange and securities dealing revenue, however, remains muted. For the nine months to 30 September 2004 NIR declined by 2% to R5.5 billion (2003: R5.6 billion).

Nedcor has continued to make progress in the first year of its planned three-year strategic recovery programme and remains on track to achieve its 2004 targets. Operating expenses have continued to be managed closely and remain in line with expectations. Staff numbers have reduced by a further 1,395 since June to 21,777.

In its trading statement, Nedcor has forecast that it expects headline earnings on its own accounting basis (excluding translation gains or losses) for the year to 31 December 2004 will be between 0% and 15% greater than the R1,471 million reported in 2003.

Nedcor remains confident that its tier 1 capital will exceed the target of 7.5% at year-end.

General Insurance – South Africa

Mutual & Federal issued a trading update on 15 November 2004, the full text of which can be accessed on Mutual & Federal's website, *http://www.mf.co.za/*.

Mutual & Federal has continued to have an excellent year, benefiting from a continued good underwriting cycle. It achieved growth in net premium income of 21% on its own accounting basis for the nine months ended 30 September 2004 over the equivalent period in 2003. There has recently been some softening in premiums as the insurance cycle comes off its high point.

Life business – United States

Funds under management at 30 September 2004 increased by 29% to $16.3 billion, from $12.6 billion at 30 September 2003.

Total US life sales for the nine months were $366 million (2003: $279 million) on an APE basis, an increase of 31% over the equivalent period in 2003. The value of new business for the nine months was $84 million, (2003: $43 million) at a significantly

improved margin of 23% (2003: 15%), benefiting from changes in product mix and the favourable trading environment.

Market share continued to grow in equity-indexed annuities, immediate annuity sales and home mortgage term insurance.

As previously announced, the Group has injected £55 million into the US Life business in 2004 to cover new business strain. We are planning to strengthen the capital base of the business further by an additional one-off injection of £110 million before year-end. This will increase the risk-based capital to at least 300% RBC, strongly underpinning the company's financial strength ratings going forward in 2005 and will maintain our competitive position as a leading writer of new annuity business in the US market. This will be funded from existing resources. The business is expected to begin releasing capital from 2007.

Asset Management – United States

Funds at our US asset management business increased by 18% to $168.4 billion at 30 September 2004 from $142.7 billion at 30 September 2003.

Positive net inflows of client assets for the quarter ended 30 September 2004 contributed $3.3 billion (including $0.4 billion of cash collateral assets), while investment performance in the funds under management at member firms accounted for the remaining increase of $1.6 billion. Overall in the first three quarters of 2004, the Group's member firms have achieved aggregate net inflows of client assets of $8.5 billion, including $2.4 billion in cash collateral assets.

Investment performance has remained strong as at 30 September 2004 with 94% of client funds under management outperforming benchmark on a five-year basis, as we continue to focus on delivering our clients' needs.

As foreshadowed at the time of our interim results, additional strategic investment in the retail platform and the cost of converting the Dwight Stable Value Fund to a bond-only fund in line with industry, mandated changes are together expected to have an impact of around $12 million on the business's results for the second half. The cost of the retail initiative will continue to impact next year.

UK and Rest of World

Selestia has achieved its best ever sales in 2004, attracting net assets of £301 million over the nine months to 30 September 2004, and bringing total assets under management to £590 million (30 September 2003: £208 million). OMAM(UK) has continued to attract client monies, including to its newly-launched Dynamic Bond Fund. Funds under management at our UK and Rest of World operations rose to £4.8 billion at 30 September 2004, a 7% increase over the position at 30 September 2003.

Black Economic Empowerment (BEE)

During the quarter we have continued to develop our transformation strategy to take account of the South African Financial Sector Charter. We are seeking broad-based black economic empowerment ownership deals for Old Mutual (South Africa), Mutual & Federal and Nedcor that will help to build each business, be broad-based, include staff participation and create value for all stakeholders over the long term. We are making progress in our discussions with a number of potential BEE partners. The complexity of putting these deals together has lengthened the process, and we now expect to make a detailed announcement on our empowerment ownership plans next year.

Julian Roberts
Group Finance Director
17 November 2004

Forward-looking statements

This announcement contains certain forward-looking statements with respect to the financial condition and results of operations of Old Mutual plc and its group companies, which by their nature involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, global, national and regional economic conditions, levels of securities markets, interest rates, credit or other risks of lending and investment activities, and competitive and regulatory factors.

NEWS RELEASE

Enquiries:

Old Mutual plc UK

James Poole	+44 (0) 20 7002 7121
Miranda Bellord	+44 (0) 20 7002 7133

Old Mutual plc SA

Nad Pillay	+27 (0) 82 553 7980

College Hill (UK)

Tony Friend	+44 (0) 20 7457 2020

Julian Roberts, Group Finance Director, will host a conference call for analysts and investors at 08.30 am (UK time), 10.30 am (SA time) this morning, when he will give a brief overview of trading and answer questions.

Analysts who wish to participate in the conference call should dial the following toll-free numbers:

UK	0800 953 1444
SA	0800 994090

International participants from outside the above regions should dial the following number (not toll-free): +44 1452 542 300.

A replay facility will be available until 24 November 2004 on the following numbers, access code 2159726#:

UK (Free phone)	0800 953 1533
USA (toll-free):	1866 247 4222
Std International	+ 44 1452 55 00 00

Nedcor Trading Update

Old Mutual plc ("Old Mutual") draws attention to today's trading update by Nedcor Limited ("Nedcor"), the South African banking group in which it has a 53 per cent. holding.

The full text of Nedcor's announcement is available on the JSE Securities Exchange News Service (SENS) and can also be accessed on Old Mutual's website, www.oldmutual.com. A paper copy of the full announcement is available from Corporate Affairs, Old Mutual plc, 5th Floor, Old Mutual Place, 2 Lambeth Hill, London EC4V 4GG or Old Mutual Square, Isibaya Building, 2nd Floor, 93 Grayston Drive, Sandton – 2196, South Africa

Old Mutual will be providing an update on current trading activities in respect of the whole Old Mutual Group at 07.00 am UK time and 09.00 am SA time on Wednesday 17 November.

11 November 2004

Enquiries:

Old Mutual plc UK
Miranda Bellord +44 (0) 20 7002 7133

Old Mutual plc SA
Nad Pillay +27 (0) 82 553 7980

NEWS RELEASE

NEDCOR LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN code: ZAE000004875
("Nedcor" or "the group")

TRADING UPDATE

OVERVIEW

The directors are pleased to report that trading for the nine months to 30 September 2004 ("the period") remains in line with forecasts.

Most of the key risks faced by the group at the beginning of the year have been addressed. The operating divisions are now able to focus more of their attention externally, refining processes and service delivery to customers, and in this way defending the group's market share.

PERFORMANCE FOR THE PERIOD

The primary focus in recent months has been on

- the strategic recovery programme and completing the merger,
- improving staff morale,
- initiating a black economic empowerment transaction, and
- reorganising the business to be more client focused, particularly in Nedbank Retail.

Performance for the period has been in line with management's expectations.

- Net interest income ("NII") continues to benefit from the improved funding profile and hedging strategies. NII has improved with the uplift created from the rights offer cash received in May, reduced funding drag as a result of the banking book being relatively interest rate neutral following the hedging strategy, the sale of non-core investments reported on in August and the repatriation of certain foreign capital. The result has been an increase in margin (based on average interest earning assets) to 3,13% for the period from 3,05% for the six months to June

2004. The group has also grown advances from R206,3 billion at 30 June 2004 to R208,6 billion at 30 September 2004. NII for the period amounts to R5,6 billion.

- Non-interest revenue ("NIR"), while still anticipated to be lower in 2004 than the level achieved last year, has shown an improvement since June, and deal flow has improved during the quarter to 30 September 2004. Exchange and securities dealing revenue, however, remains muted. NIR for the period amounts to R5,5 billion.
- Operating expenses for the period totalled R 7,8 billion (before merger and recovery programme costs and fees due to alliance partners). Staff numbers have reduced by a further 1 395 since June 2004 to 21 777. The cost to income ratio (excluding merger and recovery programme costs and foreign exchange translation losses) for the period of 71,1% has improved from the 73,0% reported for the six months to June 2004.
- Credit quality has generally been satisfactory and the charge against income for impairments remains stable, with total impairments amounting to R1,14 billion for the period.
- Taxation remains low, mainly because of the accounting treatment of structured finance transactions which requires the tax benefit to be reflected in the tax line with a corresponding reduction in margin.
- Shareholders were advised at the half year that the foreign exchange translation risk had been substantially reduced by the repatriation or hedging of part of the foreign capital. At 30 September 2004 the year to date foreign currency translation losses on the remaining foreign capital, reflected in the income statement, amounted to R72 million based on an exchange rate of R6,465/US$, compared to the position at 30 June 2004 when these losses amounted to R213 million (based on R6,185/US$).

STRATEGIC RECOVERY PROGRAMME UPDATE

The strategic recovery programme is progressing as planned. The BoE merger is nearing completion with the migration of the NBS branch clients onto the Nedbank and Peoples Bank systems - having been completed in October. In August the group estimated costs for 2004 for the recovery programme of R459 million and for the merger of R315 million. While this remains the estimate, a portion of these costs may only be incurred in 2005.

FINANCIAL TARGETS

The group continues to pursue its target of achieving a return on ordinary shareholders' funds of at least 20% for 2007. Expense control remains a key focus and management aims to keep the growth in operating expenditure (excluding merger and restructuring costs) below revenue growth in order to achieve this target. Management is also targeting a cost-to-income ratio of 55% in 2007.

The board remain confident that the group's tier 1 capital will exceed the target of 7.5% at year-end.

EARNINGS FORECASTS CONFIRMED

At the time of the announcement of the interim results to 30 June 2004, the group forecast that headline earnings (excluding translation gains or losses) for the year to 31 December 2004 would be between 0% and 15% greater than the R1 471 million reported in 2003. It also stated that due to the dilutionary impact from the increased number of shares in issue following the rights offer, headline earnings per share (excluding translation gains or losses) were expected to be between 6% and 19% lower than the 502 cents per share reported in 2003. This remains the directors' forecast.

Assuming a stable Rand exchange rate for the remainder of the year, and based on the forecast range of headline earnings per share above, attributable earnings per share are estimated to be between 315 and 377 cents per share, compared to the loss of 546 cents per share in 2003.

Shareholders are reminded that these forecasts have not been reviewed or reported on by the group's auditors.

For further information kindly contact
Tier 1 Investor Relations
+27 (0)21 702 3102

Sandton
11 November 2004

Sponsors to Nedcor

Merrill Lynch South Africa (Pty) Limited

Nedbank Capital